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                           UNITED COMMUNITY FINANCIAL CORP.

                                      EXHIBIT 11

COMPUTATIONS OF EARNINGS PER COMMON SHARE

Earnings per common share have not been presented in the Consolidated Statements of Income as United Community Financial Corp. was in the process of completing the Conversion. Earnings per common share will be presented from the effective date of the Conversion.

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